Mail Stop 3561

December 1, 2006

Richard H. Bachmann
President and Chief Executive Officer
Duncan Energy Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

> **Re:** **Duncan Energy Partners L.P.**
> **Registration Statement on Form S-1**
> **Filed November 2, 2006**
> **File No. 333-138371**

Dear Mr. Bachmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements and the related management's discussion and analysis discussion as needed. Refer to Rule 3-12 of Regulation S-X.

Cover Page

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. We note, however, that you have stated the midpoint of the price range elsewhere in the document. If the included

information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Summary, page 1

3. The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-K. Please remove the "Our Business Strategy" and "Our Competitive Strengths" sections from the summary since they also appear in the Business section in a lengthier format.

4. Please disclose the amount of funds you will allocate to acquiring and constructing sections of the NGL pipeline.

5. Please substantiate or delete the promotional statements appearing in this section and throughout your prospectus. We note the following examples:

   - We believe our relationship with Enterprise Products Partners will enable us to maintain stable cash flows and optimize our scale, strategic location and pipeline connections;

   - Enterprise Products Partners…is an industry leader in the development of pipeline and other midstream infrastructure in the continental United States and Gulf of Mexico;

   - We believe our relationship with EPCO and Enterprise Products Partners will provide us access to a significant pool of management talent and strong commercial relationships throughout the energy industry.

   If you provide us with materials in support of these and similar statements, please clearly mark the materials or provide page references in your response to the sections you rely upon for each statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

6. We note that you disclose your website at http://www.deplp.com, however, we are unable to access the site. Please advise.

The Offering, page 6

7. Please clarify the nature of the structuring fee and specify the amount you will pay. Also, separately describe the formation transactions and set forth the expenses allocable to those transactions.

8. Where you discuss your cash distribution policy, as in this section, please revise to state what you "will" pay instead of what you "expect" or "intend" to pay.

Risk Factors, page 22

9. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or future event in your subheadings. Stating that the risk may "adversely affect" your business does not adequately address the potential consequences. For example, we note the following risk factors:

- The amount of cash we have available for distribution to unitholders…, page 23.

- We will depend in large part on Enterprise Products …, page 26.

- The credit and risk profile of our general partner…, page 26.

Please revise these and similar risk factors as appropriate.

10. Some of your risk factors are considered generic and could apply to many companies within your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:

- In accordance with industry practice, we do not obtain independent evaluations…, page 25.

- We face competition from third parties…, page 26.

- A natural disaster, catastrophe or other event…, page 27.

11. The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

- We may not have sufficient available cash…, page 22.

- We may be limited in our ability to make acquisitions…, page 30.

- There is no existing market for our common units…, page 41.

Cash Distribution Policy and Restrictions on Distributions, page 49

12. Please include a description of all material covenants in your proposed credit facility, assuming that information becomes available before effectiveness.

13. Please revise your disclosure on page 50 to further explain how reduced throughput volumes on your pipelines, increased expenses, principal and interest payments on any current or future debt, tax expenses, capital expenditures and working capital requirements will affect your ability to pay distributions to unit-holders.

Our Initial Distribution Rate, page 51

14. In the initial quarterly distribution table, please disclose the amounts payable to Enterprise Products OLP as a holder of common units.

Unaudited Pro Forma Combined Available Cash, page 52

15. We note footnote (b) to your "Unaudited Pro Forma Combined Available Cash" table indicates that changes to your working capital components are not adjusted since you expect to fund working capital requirements with your revolving credit facility. Please explain the basis for this assumption given your disclosure on page 45 which indicates that all the proceeds from the new credit agreement will fund the distribution to Enterprise Products OLP.

16. Please explain to us why you have not included a deduction for maintenance capital expenditures to your Pro Forma Consolidated Adjusted EBITDA amounts.

Estimated Cash Available to Pay Distributions, page 54

17. We note that the introductory paragraph to your table entitled "Estimated Cash Available to Pay Distributions" on page 56 incorrectly indicates that you estimate Estimated Consolidated Adjusted EBITDA to be approximately $33.1 million rather than $77.1 million for the four quarters ending December 31, 2007. Please revise accordingly.

Management's Discussion and Analysis, page 68

18. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your

liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the increase in expenses as a percentage of revenues, the nature of your competition, and the consumer demands for your products and services in the geographical markets where you operate and the trends that would affect your retail segment. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail the material opportunities, challenges and risks in the short and long term and the specific actions you are taking to address each. Please refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 77

19. Please discuss the anticipated effects, if any, the public offering and the expected cash distribution will have on future compliance with financial covenants under your anticipated credit facilities.

Critical Accounting Policies and Estimates, page 84

Our revenue recognition policies and use of estimates for revenues and expenses, page 86

20. We note from your disclosure that due to time constraints on the financial accounting and reporting process, you must estimate revenues from a customer before you actually bill the customer or accrue an expense you incur before physically receiving a vendor's invoice. Such estimates reverse in the following period and are offset by your recording the actual customer billing and vendor invoice amounts. Please expand your disclosure to clarify whether any of your estimates proved to be substantially incorrect, during any of the periods under review, resulting in material adjustments to your results of operations between periods.

Business, page 92

Industry Overview, page 94

21. Please provide us with the sources of the statistical and industry information you cite throughout this section. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement.

Richard H. Bachmann
Duncan Energy Partners L.P.
December 1, 2006
Page 6

Competition, page 98

22. We note the competitive factors affecting your operations include the quantity, location and physical flow characteristic of interconnected pipelines, the costs of services and rates of competitors and the NGL product commodity prices in the Gulf Coast region as compared to other prices in other regions. It would appear your competitors would compete on the same basis. Please revise to explain in greater detail how you compete on the factors you identify. See Item 101(c)(1)(x) of Regulation S-K. Please revise similar disclosure appearing on pages 104 and 105.

Executive Compensation, page 115

23. We note that you have not provided information as to executive compensation of executive officers of your general partner paid by EPCO, including the summary compensation table and the options grant table. Given that your business is operated by executives of your general partner, it appears that you should include Item 402 of Regulation S-K information paid by EPCO. Please revise accordingly or explain.

Selling Unitholder, page 161

24. Please revise to clearly identify Enterprise Products OLP as an underwriter in the event the over-allotment option is exercised.

Validity of the Common Units, page 167

25. Please specify the "certain legal matters" in connection with the common units that will be passed upon by Baker Botts L.L.P.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements

26. Please include on the face of the financial statements presented at pages F-4 and F-5 a note that the dollars are expressed in thousands, except per unit amounts.

Duncan Energy Partners Predecessor Combined Balance Sheets, page F-13

27. To the extent the accounts receivable – trade and the accounts payable – trade line items include amounts due from or due to related parties, please revise to separately state the amounts on the face of the balance sheet as required by Rule 4-08(k) of Regulation S-X. This comment also applies to the balance sheets presented at page F-42 of your filing.

Duncan Energy Partners Predecessor Statements of Combined Operations and Comprehensive Income, page F-14

28. Please reconcile the amounts presented in the "Equity in Income of Unconsolidated Affiliate" line item at page F-14 with the "Net income" amounts of Evangeline reflected in the tabular presentation at page F-29. In this regard, it appears the amounts presented on the face of the statements of combined operations should approximate your equity interest, 49.51%, of the net income amounts presented at page F-29.

Note 4. Investments in and Advances to Unconsolidated Affiliate – Evangeline, page F-28

29. We note from the tabular presentation at page F-30 that you have recognized revenue in your financial statements on transactions with Evangeline. Tell us how you account for profits on these transactions. Tell us whether some, all or none of the profit is eliminated in applying the equity method. Describe your consideration of AIN-APB 18 and support that your accounting complies with GAAP. Revise your filing to disclose how profits on transactions with this investee are accounted for in your financial statements and provide the disclosure required by Rule 4-08(k) of Regulation S-X.

Duncan Energy Partners Predecessor Unaudited Condensed Statements of Combined Cash Flows, page F-44

30. We note from your disclosure at page F-53 that you expensed $29 thousand during the six months ended June 30, 2006 for the amount of equity-based compensation allocable to your business. Please clarify why this amount does not appear as a reconciling item in your statement of combined cash flows for the six months ended June 30, 2006.

Note 9. Commitments and Contingencies, page F-58

Operating Leases, page F-59

   31. Please remove your reference to the "preceding table" in your disclosure.

Exhibits

   32. Please file all required exhibits, including the form of underwriting agreement, the legal and tax opinions, the omnibus agreement and all organization documents for the limited partnership in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: Erik Norris, Esq.
        Andrews Kurth LLP
        Fax: (713) 220-4285